# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MILESTONE PHARMACEUTICALS INC., CIK 0001408443
CUSIP: 59935V107
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 1111 BOUL. DR.-FREDERIK-PHILIPS, STE 420, MONTREAL, Quebec Canada (A8), H4M 2X6
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001493152-19-007825
Filed by CIK 0001493215

## Reporting persons
- RTW Investments, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,356,953; sole dispositive power 0; shared dispositive power 12,356,953; aggregate amount beneficially owned 12,356,953 (9.9% of the class)
- Roderick Wong: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,356,953; sole dispositive power 0; shared dispositive power 12,356,953; aggregate amount beneficially owned 12,356,953 (9.9% of the class)

## Item 1. Issuer
Name of issuer: MILESTONE PHARMACEUTICALS INC.
Address of issuer's principal executive offices: 1111 BOUL. DR.-FREDERIK-PHILIPS, STE 420, MONTREAL, A8, H4M 2X6.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) RTW Investments, LP ("RTW Investments"), a Delaware limited partnership and the investment adviser to certain funds (the "RTW Funds"), with respect to the Common Shares, no par value per share (the "Shares") of Milestone Pharmaceuticals Inc. (the "Company") directly held by the RTW Funds; and

(ii) Roderick Wong, M.D. ("Dr. Wong"), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares directly held by the RTW Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.
Citizenship: RTW Investments is a Delaware limited partnership. Dr. Wong is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5 - 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The amounts reported herein assume the exercise of warrants (the "Warrants") held by the Reporting Persons to purchase 6,025,952 Shares, the maximum amount that may be exercised given the current number of outstanding Shares and the Shares held by the Reporting Persons. Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise any of the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Shares. The percentages set forth in Row 11 of the cover pages are calculated based upon 117,667,277 Shares outstanding as of March 20, 2026, as reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2026, and assume the exercise of Warrants held by the Reporting Persons to purchase 6,025,952 Shares.
Percent of class:
RTW Investments: 9.99%
Dr. Wong: 9.99%
Sole power to vote or to direct the vote:
RTW Investments: 0
Dr. Wong: 0
Shared power to vote or to direct the vote:
RTW Investments: 12,356,953 Shares
Dr. Wong: 12,356,953 Shares
Sole power to dispose or to direct the disposition:
RTW Investments: 0
Dr. Wong: 0
Shared power to dispose or to direct the disposition:
RTW Investments: 12,356,953 Shares
Dr. Wong: 12,356,953 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The RTW Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein. RTW Master Fund, Ltd., an RTW Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of more than 5% of the Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13G filed with the SEC on February 12, 2021).

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (05/15/2026)
- Roderick Wong: s/ Roderick Wong, M.D., Roderick Wong, M.D. (05/15/2026)